Filed by Williams Partners L.P.
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Williams Pipeline Partners L.P.
Commission File No.: 001-33917
FORWARD-LOOKING STATEMENTS
Williams Partners L.P. is a limited partnership formed by The Williams Companies, Inc. (Williams). Our reports, filings, and other public announcements may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. You typically can identify such “forward-looking statements” by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:
•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from operations and results of operations;

•	The levels of cash distributions to unitholders;

•	Seasonality of certain business segments; and

•	Natural gas and natural gas liquids prices and demand.
Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this report. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. The reader should carefully consider the risk factors discussed below in addition to the other information in this report. If any of the following risks were actually to occur, our business, results of operations and financial condition could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and unitholders could lose all or part of their investment. Many of the factors that could adversely affect our business, results of operations and financial condition are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:
•	Whether we have sufficient cash from operations to enable us to maintain current levels of cash distributions or to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner;

•	Availability of supplies (including the uncertainties inherent in assessing and estimating future natural gas reserves), market demand, volatility of prices, and the availability and cost of capital;

•	Inflation, interest rates and general economic conditions (including the current economic slowdown and the disruption of global credit markets and the impact of these events on our customers and suppliers);

•	The strength and financial resources of our competitors;

•	Development of alternative energy sources;

•	The impact of operational and development hazards;

•	Costs of, changes in, or the results of laws, government regulations (including proposed climate change legislation), environmental liabilities, litigation and rate proceedings;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Our exposure to the credit risks of our customers;

•	Risks related to strategy and financing, including restrictions stemming from our debt agreements, future changes in our credit ratings and the availability and cost of credit;

•	Risks associated with future weather conditions;

•	Acts of terrorism; and

•	Additional risks described in our filings with the Securities and Exchange Commission.
Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.
In addition to causing our actual results to differ, the factors listed above and referred to below may cause our intentions to change from those statements of intention set forth in this report. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.
Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Investors are urged to closely consider the disclosures and risk factors in our annual report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2009, and our quarterly reports on Form 10-Q available from our offices or from our website at www.williamslp.com.
IMPORTANT INFORMATION
Each of the communications contained herein is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.
The following communications are contained herein:
•	Media Summary

•	Presentation: Step-by-Step Look at Williams Restructuring

•	Letter to Employees from Williams’ CEO Steve Malcolm

•	Employee FAQs

•	Before & After Fact Sheet

•	Letter to E&P Employees

•	Letter to Finance & Accounting Employees

•	Letter to Midstream Employees

•	Letter to Pipeline Employees

•	Letter to Pipeline Customers

•	Transcript of January 19, 2010 Conference Call

[Media Summary]
MEDIA SUMMARY
The news release with all of the details is attached, but here is a high-level summary of the announcement. As always, please call or e-mail me if you have any questions.
Thanks,
-Jeff
918.573.3332
WHAT’S HAPPENING
Williams is contributing its interstate natural gas pipeline and domestic midstream gathering and processing assets to its master limited partnership, Williams Partners L.P. (NYSE: WPZ).
(For a run-down of the assets, see “Assets Involved” below.)
In exchange for the assets, Williams Partners will give Williams $3.5 billion, less Williams Partners’ transaction fees and expenses, in cash and 203 million Williams Partners limited-partner units. (Williams will maintain its 2-percent general-partner interest.) The partnership also will assume approximately $2 billion of existing debt associated with the gas pipeline assets.
Following the closing of these transactions (expected during 1Q), Williams Partners intends to make an exchange offer for the publicly held units of Williams Pipeline Partners L.P.
The restructuring and exchange offer will increase Williams’ combined general-partner and limited-partner ownership interest in Williams Partners to approximately 80 percent from 24 percent.
THE PURPOSE OF THE RESTUCTURING
The restructuring transactions will transform Williams Partners from a midsized MLP focused only on domestic gathering & processing assets into a large, diversified MLP that owns significant, large-scale domestic gathering & processing assets, plus substantial interstate natural gas pipelines.
Williams will still be a large, integrated natural gas company, but with a simplified corporate structure.
The new structure should significantly enhance growth prospects for both Williams and Williams Partners:
•	The new self-funding Williams Partners will have reliable access to capital markets, lower capital costs, and greater ability to pursue development projects and acquisitions; expects investment-grade credit rating

•	Williams can allocate more capital to its E&P business for growth and diversification; expects to retain investment-grade credit rating

CEO COMMENTS
“The goal of this strategic restructuring is simple: drive more value-creating growth across our natural gas businesses,” said Steve Malcolm, chairman, president and chief executive officer.
“As a large, diversified MLP with an expected investment-grade credit rating, Williams Partners will have significantly enhanced access to capital sources. It will be able to self-fund our Gas Pipeline and Midstream growth — both organically and through third-party acquisitions.
“With the partnership funding the gas pipeline and midstream businesses, we will have additional capital at the parent-company level to allocate to our exploration and production business,” Malcolm said. “The bottom line is creating the best structure from which we can deliver the most value to Williams’ shareholders and Williams Partners’ unitholders.”
PEER COMPARISON
•	These restructuring transactions will result in Williams having a corporate structure similar to its energy company peers Kinder Morgan and ONEOK. Both of those companies’ energy assets are primarily owned by the MLPs they own and control, Kinder Morgan Energy Partners and ONEOK Partners.

•	Williams will have a similar structure, except that the parent company will continue to own the E&P business, which is the 10th largest natural gas producer in the country.
WHAT IS NOT CHANGING
•	As this restructuring is being done at an asset-ownership level, it will have little-to-no effect on Williams’ day-to-day operations.

•	There will be no substantial changes to the underlying operating management structure at Williams. See the news release for details.

•	All of Williams’ employees still work for Williams, and nothing will change in terms of payroll, benefits, etc. It doesn’t matter if an employee works at an asset that was owned by Williams and will now be owned by Williams Partners; he/she is still a Williams employee.
ASSETS INVOLVED
•	The gas pipeline assets Williams will contribute to Williams Partners include 100 percent of Transcontinental Gas Pipe Line Company, 65 percent of Northwest Pipeline, and 24.5 percent of Gulfstream Pipeline.

•	Williams also will contribute its general-partner and limited-partner interests in Williams Pipeline Partners, which owns the remaining 35 percent of Northwest Pipeline.

•	The midstream assets Williams will contribute include its significant, large-scale operations in the Rocky Mountain and Gulf Coast regions, as well as its recently added business in Pennsylvania’s Marcellus Shale.

•	These assets encompass seven processing trains totaling 2.3 billion cubic feet per day (Bcfd) of capacity in the Rockies and four processing trains on the Gulf Coast. The Gulf Coast processing trains are integrated with five major deepwater oil and gas pipeline systems and two production handling platforms to serve producers in the deepwater Gulf of Mexico. It will also include various equity investments in domestic processing and fractionation assets.

Important Information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L.P. , One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

[Presentation: Step-By-Step Look At Williams Restructuring]
STEP-BY-STEP LOOK AT WILLIAMS RESTRUCTURING
Williams today Note: WMB’s Gas Marketing segment is not depicted above. Mouse over icons for additional information.
NEXT
Important Information This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners LP., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

STEP-BY-STEP LOOK AT WILLIAMS RESTRUCTURING
Step 1 Williams will contribute all Gas Pipeline assets (except 25.5 percent of Gulfstream), Midstream assets (except Canada, olefins and Venezuela) and all interests in Williams Pipeline Partners to Williams Partners. Williams receives from Williams Partners 203 million units and $3.5 billion less WPZ transaction fees and expenses.
PREVIOUS Mouse over icons for additional information.
NEXT
Important Information This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

STEP-BY-STEP LOOK AT WILLIAMS RESTRUCTURING
Step 2 Williams will contribute all Gas Pipeline assets (except 25.5 percent of Gulfstream), Midstream assets (except Canada, olefins and Venezuela) and all interests in Williams Pipeline Partners to Williams Partners. Williams receives from Williams Partners 203 million units and $3.5 billion less WPZ transaction fees and expenses.
PREVIOUS Mouse over icons for additional information.
NEXT
Important Information This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners LP., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

STEP-BY-STEP LOOK AT WILLIAMS RESTRUCTURING
Step 3 Williams Partners intends to acquire all public Williams Pipeline Partners units in exchange for WPZ units. Assuming all units are exchanged, Williams Pipeline Partners becomes part of Williams Partners.
PREVIOUS Mouse over icons for additional information.
NEXT
Important Information This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

STEP-BY-STEP LOOK AT WILLIAMS RESTRUCTURING
Restructured Williams (Pro Forma)
PREVIOUS Mouse over icons for additional information.
Important Information This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

Addendum to “Step-by-Step Look at Williams Restructuring”
Animated Graphic
1st Screen: “Williams Today”

Dotted lines linking Williams logo to Williams Partners and Williams Pipeline Partners logos: “GP owned by WMB”

Williams Partners LP logo: “WPZ 24 percent owned by WMB, including general partner interest”

Midstream icon under Williams Partners logo: “Midstream Four Corners, Wamsutter, Discovery, Conway, Carbonate Trend”

E&P icon under Williams logo: “Exploration & Production Top 10 U.S. natural gas producer”

Midstream icon under Williams logo: “Midstream One of the largest U.S. gas gatherers and processors”

Gas Pipeline icon under Williams logo: “Gas Pipeline Transco, 65 percent ownership of Northwest Pipeline, 50 percent ownership of Gulfstream”

Williams Pipeline Partners LP logo: “WMZ 48 percent owned by WMB, including general partner interest”

Gas Pipeline icon under Williams Pipeline Partners logo: “Gas Pipeline 35 percent interest in Northwest Pipeline”

     2nd Screen: “Step 1”

Dotted lines linking Williams logo to Williams Partners and Williams Pipeline Partners logos: “GP owned by WMB”

Williams Partners LP logo: “WPZ 84 percent owned by WMB, including general partner interest”

Midstream icon under Williams Partners logo: “Midstream One of the largest U.S. gas gatherers and processors”

Gas Pipeline icon under Williams Partners logo: “Gas Pipeline Transco, 65 percent ownership of Northwest Pipeline, 24.5 percent ownership of Gulfstream”

E&P icon under Williams logo: “Exploration & Production Top 10 U.S. natural gas producer”

Other icon under Williams logo: “Other Canadian midstream, olefins, 25.5 percent of Gulfstream”

Williams Pipeline Partners LP logo: “WMZ 48 percent owned by WMB, including general partner interest”

3rd Screen: “Step 2”

Dotted lines linking Williams logo to Williams Partners logo: “GP owned by WMB”

Williams Partners LP logo: “WPZ 84 percent owned by WMB, including general partner interest”

Midstream icon under Williams Partners logo: “Midstream One of the largest U.S. gas gatherers and processors”

Gas Pipeline icon under Williams Partners logo: “Gas Pipeline Transco, 65 percent ownership of Northwest Pipeline, 24.5 percent ownership of Gulfstream”

E&P icon under Williams logo: “Exploration & Production Top 10 U.S. natural gas producer”

Other icon under Williams logo: “Other Canadian midstream, olefins, 25.5 percent of Gulfstream”

Williams Pipeline Partners LP logo: “WMZ 48 percent owned by WMB, including general partner interest”

4th Screen: “Step 3”

Dotted line linking Williams logo to Williams Partners logo: “GP owned by WMB”

Williams Partners LP logo: “WPZ 80 percent owned by WMB, including general partner interest”

Midstream icon under Williams Partners logo: “Midstream One of the largest U.S. gas gatherers and processors”

Gas Pipeline icon under Williams Partners logo: “Gas Pipeline Transco, 65 percent ownership of Northwest Pipeline, 24.5 percent ownership of Gulfstream”

E&P icon under Williams logo: “Exploration & Production Top 10 U.S. natural gas producer”

Other icon under Williams logo: “Other Canadian midstream, olefins, 25.5 percent of Gulfstream”

5th Screen: “Restructured Williams (Pro Forma)”

Midstream icon under Williams Partners logo: “Midstream One of the largest U.S. gas gatherers and processors”

Gas Pipeline icon under Williams Partners logo: “Gas Pipeline Transco, Northwest Pipeline, 24.5 percent ownership of Gulfstream”

E&P icon under Williams logo: “Exploration & Production Top 10 U.S. natural gas producer. Financial results include former Gas Marketing segment.”

Other icon under Williams logo: “Other Canadian midstream, olefins, 25.5 percent of Gulfstream”

[Letter to Employees from Williams’ CEO Steve Malcolm]
To: Williams employees
From: Steve Malcolm
Date: January 19, 2010
Subj: Today’s announcement
Dear fellow employees,
Today we’re announcing a bold move to further strengthen our balance sheet, and drive additional growth and value for Williams.
In a financial restructuring valued at approximately $12 billion, Williams will move most of its Gas Pipeline and Midstream assets to Williams Partners (WPZ), a company which Williams will continue to control and own a substantially increased — 80 percent — interest. Public investors will own the remaining 20 percent. Following the closing of the asset contributions, Williams Partners intends to make an exchange offer for the publicly held units of Williams Pipeline Partners (WMZ).
Keep in mind that this is a financial restructuring; our underlying Exploration and Production, Midstream and Gas Pipeline operational structure remains the same. Our jobs, reporting relationships, the way we operate and maintain our assets, and the commitment to our values — are unchanged by this transaction.
It does mean that Williams Partners will be one of the largest diversified master limited partnerships in the industry. Its peers will be partnerships like Kinder Morgan, Enterprise, Energy Transfer and ONEOK Partners.
With a stronger balance sheet, expected investment-grade ratings and a much larger MLP, we can better execute on exciting opportunities for organic growth and third-party acquisitions. All of our businesses should benefit from this transaction. As a result, we expect that these benefits will generate long-term opportunity and growth for Williams employees — and significant incremental value for Williams’ shareholders and Williams Partners’ unitholders.
We expect Williams Partners’ credit rating to improve to investment grade. And we expect to maintain Williams’ investment-grade credit rating.
Exploration and Production, our Canadian operations, our olefins operations and a 25.5 percent interest in Gulfstream will not be contributed to the partnership. Olefins are not moving with the rest of the Midstream businesses because as a chemical producer, rather than an energy producer, it doesn’t qualify as an MLP asset. Canada is early in its development cycle and Williams has funds set aside to support significant growth opportunities. Canada may or may not be considered as a drop down in the future. Williams is retaining the partial interest in Gulfstream because of certain limitations in that company’s governing documents. This interest would be eligible for contribution to Williams Partners in the future.
Just to be clear, Phil Wright and Alan Armstrong will continue to lead their respective businesses and still be part of Williams’ executive officer team, reporting to me. All of the Williams Partners assets will continue to be operated by Williams. You’ll still be a Williams employee, and Williams will continue to be an integrated natural gas company providing vital services to fuel our nation’s economy.
This is an exciting time for Williams as it further positions us to capture new opportunities in the future. We’re always evaluating our structure to build value for our shareholders where it makes sense. Today’s actions are evidence of this. And, while our financial structure changes, our management and our operating structure remains unchanged. You’ll find more information about today’s announcement on MyWilliams and on williams.com.

We’ve come a long way because of your collective hard work. Your continued focus and commitment will be the catalysts to help us realize new opportunities and continued growth for our company as we look at 2010 and beyond.
I’d like to thank all of the employees in Finance, Legal, Investor Relations, Corporate Communications, SS&A and the business units who have worked diligently to help us prepare for this transaction.
Please join with me in sharing the excitement of today’s announcement. I’m looking forward to a great year.
Steve

Important Information
This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L.P. , One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

[Employee FAQs]
Frequently Asked Questions (FAQs)
Q	Why is Williams restructuring and making organizational changes to its Master Limited Partnerships (MLPs) at this time?
A	The move is intended to drive additional growth and value for Williams’ shareholders and Williams Partners’ unitholders. To this end, an MLP typically has a lower cost of capital that would provide greater opportunities to expand current operations, fund capital projects and acquire third-party assets. Williams will retain control over the assets— which fits nicely with Williams’ strategy of being an integrated natural gas business.
Q	Is today’s action related to the discussions last year on the “significant change” the company contemplated?
A	Yes, in part. Williams is always evaluating the best structure to build shareholder value where it makes sense. While today’s actions change our financial structure, our management and operating structure remain unchanged.
Q	What is a Master Limited Partnership (MLP)?
A	MLPs are publicly traded partnerships that trade similar to common stock corporations by issuing limited partnership units to their unitholders. MLPs are an investment that combines the tax benefits of a limited partnership with the liquidity of publicly traded securities.
An MLP structure does not enhance the profitability of the entity that is placed into it, rather it enhances the value. This is because there is more cash flow available for distribution from the business. The cash flow is increased because there is no tax at the Company level in an MLP. The profits will generally be the same, but the cash flow will be significantly increased.
Q	How does Williams (WMB) benefit from this deal?
A	Creating a best in class diversified MLP in which Williams has an approximately 80 percent interest (if all of WMZ units are eventually exchanged) will provide the company with 1) access to lower-cost equity capital to allow the midstream and pipeline segments to flourish, along with an anticipated pro forma investment grade capital structure that further enhances access to capital and 2) substantial distributions from pro forma WPZ, less Williams corporate dividend, interest and expenses, is expected to yield some additional capital which may be applied to E&P investments. We also feel that this transaction will simplify our corporate structure and allow the investment community to more easily value all of our assets.
Q	How does the newly expanded MLP (WPZ) compare to other MLPs?
A	Williams Partners will be one of the largest diversified MLPs in the industry. We expect WPZ to rank number three in terms of EBITDA behind its peers like Kinder Morgan Partners, Enterprise Partners and somewhat ahead of Energy Transfer Partners and ONEOK Partners. The size and scale will enhance competitiveness and provide greater opportunities to grow.
Q	How will this affect the daily operations of the assets in WPZ?
A	This is primarily a financial transaction and should not affect operations. Williams will continue to operate the pipeline and midstream assets. The customers should continue to expect and receive the same reliable services they’ve come to expect from Williams.

Q	Will the newly expanded MLP (WPZ) have employees?
A	The MLP (Williams Partners L.P. — WPZ) has an agreement under which Williams will operate all assets. Therefore, there are no WPZ employees, only Williams employees. At this time, there are no plans to have Williams Partners employees.
Q	How will my bonus (Annual Incentive Plan) be calculated with the change in Williams and WPZ?
A	As was the case with our employees that supported MLP assets in the past, we do not expect this announcement (or restructuring) to result in any change to the structure, metrics or management of our Annual Incentive Plan.
Q	Will there be any changes in the way we comply with FERC regulations after the changes in the MLPs and Williams?
A	No. We will continue to use the same processes, procedures and policies we use today to ensure we are compliant with all regulations — including FERC regulations.
Q	Will employees eventually have access to the units for WPZ through the 401(k) plan?
A	No. The Williams Investment Plus Plan, the company’s 401(k) plan, prohibits master limited partnership units in the plan.
Q	What Midstream and Pipeline assets will be part of WPZ?
A	The gas pipeline assets that will go to Williams Partners include 100 percent of Transcontinental Gas Pipeline Company, 65 percent of Northwest Pipeline and 24.5 percent of Gulfstream Pipeline. Williams also will contribute to Williams Partners its general partner and limited partner interests in Williams Pipeline Partners, which owns the remaining 35 percent of Northwest Pipeline.
The midstream assets Williams will contribute include its significant, large-scale operations in the Rocky Mountain and Gulf Coast regions, as well as its recently added business in Pennsylvania’s Marcellus Shale. These assets encompass seven processing trains totaling 2.3 billion cubic feet per day (Bcfd) of capacity in the Rockies and four processing trains on the Gulf coast. The Gulf Coast processing trains are integrated with five major deepwater oil and gas pipeline systems and two production handling platforms to serve producers in the deepwater Gulf of Mexico. The midstream assets will also include various equity investments in domestic processing and fractionation assets.
Q	What will the new structure of Williams look like following this restructuring?
A	Our underlying operating structure will continue to include Exploration & Production, Midstream and Gas Pipeline. From an investor perspective, Williams’ financial reporting structure will be simplified with three components: Williams Partners, Exploration & Production and Other Businesses. This last category will be comprised of those midstream assets that were not contributed to Williams Partners, such as Canada and Olefins operations and 25.5 percent interest in Gulfstream Pipeline. Our plans are to continue pursuing growth opportunities with our business in Canada and to drop down the remaining Gulfstream interest to Williams Partners in the future.
Q	Will employees eventually have access to the units for WPZ through the employee stock purchase plan?
A	No; however employees always have the option to purchase units on the open market through a personal broker.*

*	This in no way is a recommendation to buy, sell or hold the stock of Williams, Williams Partners or Williams Pipeline Partners. Single stock values can fluctuate greatly over time and past performance is no guarantee of future performance. This is not intended in any way to be investment, tax or financial advice.

Important information
This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L. P. (“WPZ”) or Williams Pipeline Partners L. P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L. P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

[Before and After Fact Sheet]
     The Williams/Williams Partners Restructuring Transactions: Before & After

Before Transactions	After Transactions
Williams is a large, integrated natural gas company based in Tulsa, Okla., with approximately 4,600 employees nationwide.	Williams is a large, integrated natural gas company based in Tulsa, Okla., with approximately 4,600 employees nationwide.

All employees work for Williams, regardless of which entity owns the business unit or asset they work for.	All employees work for Williams, regardless of which entity owns the business unit or asset they work for.

Williams owns and operates substantial natural gas exploration and production, midstream gathering and processing, and interstate pipeline assets.	Williams owns and operates substantial natural gas exploration and production assets. It continues to operate substantial midstream and interstate pipeline assets.

Williams operates the assets owned by Williams Partners L.P. and Williams Pipeline Partners L.P.	Williams operates the assets owned by Williams Partners L.P. and Williams Pipeline Partners L.P.

Williams Partners is a mid-sized master limited partnership that owns gathering and processing assets in the Rocky Mountains and Gulf Coast.	Williams Partners is a large, diversified master limited partnership that owns substantial gathering and processing and interstate natural gas pipeline assets in the Rocky Mountains, Pacific Northwest, Gulf Coast and Eastern Seaboard.

Williams owns 24 percent of Williams Partners, including owning and controlling the general-partner interest.	Williams owns approximately 80 percent of Williams Partners, including owning and controlling the general-partner interest.

Williams’ business segments for financial reporting are Exploration & Production, Midstream, Gas Pipeline, Gas Marketing and Other.	Williams’ business segments for financial reporting are Exploration & Production, Williams Partners and Other.

Williams funds the growth of its exploration and production, midstream and gas pipeline businesses.	Williams funds the growth of its exploration and production business, while Williams Partners funds the growth of the midstream and gas pipeline businesses.
Williams uses a mix of organic projects and acquisitions to grow its business.	Williams uses a mix of organic projects and acquisitions to grow its businesses.

Williams Partners relies on drop-down transactions from Williams to grow its business.	Williams Partners intends to use a mix of organic projects, drop down transactions from Williams and acquisitions to grow its business.

Williams owns 48 percent of Williams Pipeline Partners L.P. (NYSE: WMZ), including the general-partner interest.	Williams Partners owns 48 percent of Williams Pipeline Partners L.P., including the general-partner interest.

Williams has an investment-grade credit rating.	Williams is expected to maintain its investment-grade credit rating.

Williams Partners’ credit rating is below investment grade, so it must rely on favorable market conditions for MLP equity and debt.	Williams Partners is expected to have an investment-grade credit rating with significantly enhanced access to MLP equity and debt.

Important information
This document is provided for information purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L. P. (“WPZ”) or Williams Pipeline Partners L. P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L. P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

[Letter to E&P Employees]
To: E&P
From: Ralph Hill
Date: Tuesday, January 19, 2010
Subject: Today’s News: What It Means to E&P
Back when drilling for natural gas was nothing more than “non-core” at Williams, a couple of core believers in E&P thought it was time to grow our business.
So we agreed to boldly approach Keith Bailey for a $30 million capital budget – something that was unheard of for a group that only spent a few million a year at most.
If you’re new to Williams, Keith was our CEO prior to Steve Malcolm. Keith declined our request, saying that the level of investment wasn’t large enough to make a meaningful impact.
We could have folded our tent. Instead, we took that ‘no’ to heart and turned it into opportunity. In Keith’s mind, ‘thinking bigger’ meant at least $100 million – far beyond anything we were asking.
About two years later, we received approval from the board of directors to purchase properties in Wyoming’s Jonah Field for more than $100 million.
It was a defining moment, and there have been even more since. For example, that $100 million milestone has been eclipsed by capital budgets north of $2 billion in recent years.
I say all this to provide some perspective about the restructuring Williams is about to begin. We’re still very much doing something of significance. That, of course, requires capital.
I think we’d all agree that our desire to grow E&P is as strong as ever. And if you talk with our colleagues in Williams’ other businesses, you’ll see how much they share our passion for pursuing value-adding projects.
The steps we announced are – in effect – designed to increase the company’s flexibility when it comes to being able to access capital for all of the Williams family. Certainly, it’s something to cheer.
That’s just the big picture, of course. The nuts and bolts of how it will happen are a lot more complex, but from an employee standpoint, everything should be seamless. In terms of benefits, payroll, E&P’s structure, etc. – it’ll stay the same.
And make no mistake – Gas Pipeline, E&P and Midstream all still bear the Williams name. These moves are simply about creating a path to better grow the businesses.
With regard to what’s next for E&P, we should keep thinking about growth. Our ability to pursue projects and look for more acreage could be greater than before.
I believe we have the talent, desire, appetite and can-do attitude to do so, especially in a disciplined, determined, thoughtful and responsible way. Thanks for making it happen.
Ralph

Important Information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

[Letter to Finance and Accounting Employees]
To: F&A employees
From: Don Chappel
Date: January 19, 2010
Subj: Williams and Williams Partnership Strategic Restructuring Transaction
Good Morning.
Early this morning we announced a strategic financial restructuring transaction between Williams and Williams Partners, a publicly traded MLP that we control.
The transaction is described in our press release that we issued this morning as well as in a slide presentation and other information available on our intranet home page and Williams.com.
I am enthusiastic about the transaction and confident that both Williams and Williams Partners will benefit greatly by Williams Partners greater and more reliable access to lower cost MLP capital and debt. The enhanced access to capital will enable gas pipeline and midstream to pursue additional value-adding growth projects and further enhance their competitive position.
I would like to thank the many Williams people that worked thoughtfully and tirelessly to accomplish our ambitious transaction goals to-date.
As a result of this transaction, we expect to be much better positioned to grow Williams’ businesses and create more opportunities for Williams employees.
I look forward to discussing the strategic restructuring transaction with you very soon in a Town Hall meeting.
Best regards,
Don

Important Information
This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

[Letter to Midstream Employees]
To: Midstream
From: Alan Armstrong
Date: Tuesday, January 19, 2010
Subject: Williams’ Restructuring Means Growth for Midstream
By now, you may have seen the announcement about Williams’ restructuring. Essentially, Midstream’s domestic gathering and processing assets that were not already part of Williams Partners (WPZ) will now become part of this master limited partnership.
I am very excited about the opportunities this brings to our midstream organization. This move gives our organization more access to lower-cost capital, which ultimately means growth to our business and more flexibility to meet the needs of our customers. Also, having all of our domestic gathering and processing reported within WPZ will reduce the complexity for the financial management of our domestic gathering and processing businesses.
You’ll note that our Olefins and Canadian assets are not being acquired by WPZ. Because our olefins business is a chemical producer, rather than an energy producer, it does not qualify as an MLP asset. Our Canadian assets are still in a development phase, and we expect it to realize significant growth opportunities in the future. The Olefins and Canadian businesses will continue to be managed as part of the Midstream business unit.
The midstream organizational changes we announced recently remain intact, and I will continue to lead Midstream and report to Steve Malcolm.
Overall, the only change you should see is an increased expectation that Midstream continues to grow its business. Our strategy as a Midstream organization remains the same — we will continue to work to become known as the most reliable midstream service provider in the industry.
Please continue to focus on doing your job safely and reliably each and every day.
Alan

Important Information
This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L.P. , One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

[Letter to Pipeline Employees]
To: Gas Pipeline
From: Phil Wright
Date: January 19, 2010
Subj: Today’s announcement
Dear fellow Gas Pipeline employees,
I hope you’ve had a chance to read Steve’s announcement this morning. As you now know, most of our Gas Pipeline and Midstream assets are being moved into Williams Partners, which is the master limited partnership listed on the New York Stock exchange under the symbol WPZ.
I want to take this opportunity to share with you my perspective on the transactions. First of all, this restructuring makes excellent business sense.
To reiterate what Steve has said, it is a strategic business move that only affects our financial structure — not our operational structure. As was the case with our IPO of WMZ, this transition will be seamless with regard to operations. It’s important to understand that there will be no changes to our day-to-day activities; no changes to our status as Williams employees; and no changes to the way we control, manage and operate our Transco, Northwest and Gulfstream gas pipeline systems.
What the financial restructuring will change, however, are our opportunities for growth. In this new structure, Gas Pipeline will have enhanced access to capital, which means that we’ll be in a better position to take advantage of growth opportunities and compete more effectively for new projects. The MLP structure also will benefit Williams, which is receiving approximately $3.5 billion cash, less Williams Partners’ transaction fees and expenses, plus 203 million WPZ units for the Gas Pipeline and Midstream assets. Thus, Williams will continue to benefit from the steady cash flows produced by our pipeline franchises and our gathering and processing systems.
What it all boils down to is this: We’re advancing in the right direction. This is good news for Williams, its employees and its shareholders.
I have great confidence in the future of our company. I look forward to working with you to safely and reliably deliver the same great services that our customers have come to expect from us.
Sincerely,
Phil

Important Information
This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

[Letter to Pipeline Customers]
January 19, 2010
Williams announced today a financial restructuring that contributes most of its premier interstate pipeline and midstream assets to Williams Partners — a master limited partnership.
This financial restructuring will increase Williams Partners’ ability to grow and provide even more flexibility to meet customers’ needs.
The gas pipeline assets that will go to Williams Partners include all of our interest in Transco and Northwest and part of our interest in Gulfstream. Williams also will contribute to Williams Partners its interests in Williams Pipeline Partners, which owns the remaining interest of Northwest. You can find out more about the details of the transaction on williams.com.
I want to assure you that you can continue to expect the same high quality service and reliable transportation that you have in the past. Williams’ interstate gas pipeline assets will continue to be operated by Williams employees, and your contacts at the company will not change as a result of this announcement. Additionally, this transaction will have no impact on your contractual relationship with the company or your day-to-day interaction with Williams employees.
As always, our focus will remain on providing safe, low-cost and highly reliable natural gas transportation services to all of our customers. The Transco, Northwest and Gulfstream systems together transport enough natural gas to serve the needs of more than 30 million homes every day.
If you have any questions about today’s news, please don’t hesitate to give me a call, or contact one of the Williams employees listed below.
Best wishes for a safe and prosperous new year,
Phil Wright
President
Williams Gas Pipeline
713 215 2333

Transco Pipeline	Northwest Pipeline
Frank Ferazzi	Allison Bridges
Vice President, Commercial Operations	Vice President, Commercial Operations
713 215 3482	801 584 6090

Paul Egner	Ed Brewer
Director, Marketing Services	Director, Marketing Services
713 215 2359	801 584 7288

Important Information
This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ, which is part of the proposed restructuring transaction. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to: Williams Partners L.P. , One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

[Transcript of January 19, 2010 Conference Call]

Operator
Good day, everyone, and welcome to The Williams Companies’ conference call. For opening remarks and introductions, I would like to turn the call over to your host, Mr. Travis Campbell, Head of Investor Relations. Please go ahead, sir.

Travis Campbell — Williams Companies, Inc. — Head of IR
Thank you. Good morning, everyone. Welcome to the conference call this morning. I know this is short notice on the day after a holiday, but I hope all of you had the opportunity to see our press release this morning describing the $12 billion strategic restructuring between Williams and Williams Partners, WPZ. This morning, I’m joined by Steve Malcolm, our CEO, and Don Chappel, our CFO. Steve will review a few slides that describe the transaction and benefits to both WMB and WPZ. After his comments, he and Don will be available to answer questions.
The press release and slides are available on both WMB and WPZ websites, williams.com and williamslp.com. Slide 2 details some important information that I must read for various reasons.
This information is provided for informational purposes only and is neither an offer to purchase nor solicitation of an offer to sell units of Williams Partner LP, WPZ, or Williams Pipeline Partners LP, WMZ. WPZ intends to file a registration statement and tender offer documents with the SEC in connection with the proposed exchange offer for the outstanding common units of WMZ.
WMZ unitholders should read those filings and any other relevant documents filed with the SEC in connection with the proposed transaction because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website, sec.gov. Such documents can also be obtained without charge from WPZ by directing requests to WPZ, One Williams Center, Tulsa, Oklahoma, Attention — Investor Relations.
Slide 3, 4 and 5 are the forward-looking statements for WMB and WPZ. Please read them both. They are very important and integral to this presentation.
So with that, I will turn it over to Steve Malcolm.

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
Thank you, Travis. Good morning, and I appreciate your continuing interest in our Company and appreciate you tuning in this morning.
Please turn to slide 6. Earlier today, we announced a $12 billion strategic transformational transaction, which is designed to drive growth in shareholder value in all three of our businesses and for WMB, Williams, and WPZ shareholders and unitholders as well. This transaction significantly accelerates our MLP strategy and improves the outlook for growth and value creation for Williams and WPZ investors.
For those of you who have been following Williams for a while, you know that we are strong believers in the value-creating benefits that we can realize through a focused master limited partnership strategy. And so, we will combine the vast majority of our interstate gas pipeline and midstream gathering and processing assets along with our GP and LP ownership of Williams Partners, WPZ, and Williams Pipeline Partners, WMZ, into a single entity.
That entity is a much larger Williams Partners, WPZ. It transforms PZ into a top three MLP with an estimated $2 billion in segment profit plus DD&A in 2010. In return, Williams will have a much larger ownership position in a dramatically larger PZ. For Williams, our interest in PZ will increase to 80% from its current 24%.
We’re creating one of the largest diversified master limited partnerships. In terms of scale, scope and financial profile, it is similar to Kinder Morgan, Enterprise and Energy Transfer partnerships. When it comes to assets, the interstate natural gas pipelines and midstream assets that will be in the PZ structure are clearly best in class.
The moves will result in two well-capitalized entities that are better positioned to pursue value-adding growth strategies. Both Williams and PZ expect to have investment-grade credit ratings. For PZ, that is an improved rating, which, along with its larger scale, will result in greater and more reliable access to low-cost capital.
Upon completion of the transactions, Williams will continue to be an integrated natural gas company, but with a simplified corporate structure. We believe this structure allows for public valuation of gas, pipe and midstream through PZ. Often, over the last few years, investors have said, we really like midstream, like the business, but it’s complicated. We don’t know how to model it. We don’t know how to value it. We think with this public benchmark, investors will be able to do that much more easily.
And so, the value of these premier businesses is highlighted, and I think Williams is easier to value. Another important thing to note is that the transaction we’ve announced today preserves Williams’ scale, preserves our earnings, our cash flows and our control of the assets.

Please turn to slide 7, which gives some details on the transaction, step one and step two. In step one it involves Williams contributing assets to WPZ. The transaction value is approximately $12 billion.
Williams will contribute the vast majority, as I said earlier, of our interstate gas pipeline and midstream assets to PZ. In addition, Williams will contribute to PZ the 48% interest, the general partner and LP combined, that we own in WMZ. WMZ, as you will recall, owns a 35% interest in Williams’ Northwest Pipeline.
There are a handful of midstream and pipeline assets that remain, for now, in Williams. And I’m speaking here about our Canadian midstream assets, our olefins operations, and on the pipeline side, our 25.5% interest in Gulfstream. And I’ll talk more about that in a minute.
Also, you can see here that PZ will assume approximately $2 billion of existing pipeline debt from Williams. In consideration for the contributed assets, Williams will receive 203 million PZ common units and cash proceeds from PZ’s $3.5 billion private debt offering. Williams will use the cash proceeds and, if needed, cash on hand to fund its tender offer for up to $3 billion of its debt.
After step one, WMB, Williams, will own approximately 84% of PZ. Step two involves PZ’s intention to launch an exchange offer in the first half of this year for all of the publicly held units of WMZ. The exchange ratio of 0.7584 is based on MZ and PZ’s closing price last Friday. If 100% of the MZ units are exchanged, Williams will then own 80% of PZ.
Turning now to page 8, please, this speaks to our simplified Williams corporate structure. You see the boxes on the left-hand side under the heading Current Structure. You see the debt held by each of these entities and the profit and DD&A projected for 2010. So in the current structure, you see Williams, the three business units and the two MLPs. Now look on the right-hand side, the pro forma company, take a look at PZ on the far right side of the chart. Total debt has increased to $6.5 billion, which includes the $2 billion of existing pipeline debt. Note the expected segment profit plus DD&A of $2 billion produces very attractive credit metrics. And we expect investment-grade ratings at PZ.
Moving over there to E&P, you see that it carries no debt and has an estimated 2010 segment profit plus DD&A of $1.5 billion. The remaining assets included in our other segment for financial reporting purposes carry no debt and have estimated 2010 segment profit plus DD&A of approximately $200 million.
A couple points on why these are not immediately going into the MLP — olefins, as a chemicals producer, doesn’t qualify. Canada, we’ve talked to you about our wonderful midstream opportunities. We’re very early in the development cycle. Williams has set aside international funds to fund much of that growth, and so didn’t feel it was appropriate to move into the MLP at this time.
Gulfstream is retained due to certain limitations in the Company’s governance documents which control the pace of the drop-downs, but certainly the interest could be considered as a drop-down in the future.
Slide 9, please. Very quickly, the Williams rationale and benefits associated with this transaction — the large, diversified MLP will have more reliable access to the market and investment-grade ratings. It significantly increases our capital availability. It lowers our cost of capital. It improves the competitiveness of gas pipe and midstream businesses. It improves the ability to fund additional projects and acquisitions with MLP capital. E&P in Canada will be funded from their own cash flows, Williams’ funds and PZ distributions. Williams maintains scale, earnings, cash flows, IDRs and control. And the deal enhances Williams’ growth profile and simplifies our corporate structure and valuation for investors.
Please turn to slide 10. The WPZ rationale and benefits — again, I will go through these quickly. Creates one of the largest diversified MLPs with best-in-class assets and a very strong growth outlook; expected to improve the WPZ valuation; creates significant value for shareholders; and we’re expecting an initial 3.5% increase in the quarterly distribution. It is risk-reducing for PZ. It significantly increases PZ’s proportion of fee-based businesses when you roll in our premier interstate pipeline portfolio.
PZ is expected to be an investment-grade entity with reliable access to the MLP capital markets. It improves our cost of capital. And PZ will have ample liquidity with a $1.5 billion revolver.
And so the essence of the story here from PZ’s standpoint is shown at the bottom there — positions PZ as an industry leader with scale, stability, expected investment-grade ratings and a cost of capital that enables pursuit of additional growth opportunities.
Slide 11, please. This offers another look at some of the PZ investment highlights. Again, one of the largest diversified MLPs with $12 billion in assets; an initial increase in distribution; an attractive distribution growth outlook; expected investment-grade ratings with strong access to capital markets; a suite of attractive growth projects and opportunities.

And I think this is a very important point to make. Our story the last five years has been how opportunity-rich we are. We have been blessed with these organic opportunities. We know exactly how we’re going to grow. And that continues to be the case in the future.
A couple projects that are just coming onstream — our $600 million Perdido Norte deepwater facility, which is expected to enter service later this spring; the Echo Wamsutter plant expansion, which is expected to go into service fourth quarter 2010 — these are just two examples of all of the many growth opportunities that we have.
And, again, size, scale and stability of cash flows provides strategic flexibility for organic projects or acquisitions. Please look at the right-hand side. You see 2010 and 2011 forecasts with respect to distributable cash flow; cash distributions, which you see reflected, our initial increase there; the distribution coverage ratio quite strong at 1.3 times in 2010, 1.4 times in 2011; and you see the total segment profit and DD&A projections.
Please turn to slide 12, which just gives you an idea of the assets that will be controlled by PZ. And again, it’s premier assets located in growth areas. I want to remind you of our enterprise strategy, which has been all about owning and managing natural gas-related assets and businesses in growth markets where we have some kind of competitive advantage. And I think that strategy is certainly reflected as you looked on this map.
Also, in the bottom left-hand corner, you see PZ’s business mix has shifted from 100% midstream to 50/50 midstream/pipeline. And certainly in the midstream business, I know you’re all aware that there is a substantial portion of fee business in midstream as well.
Slide 13 is a comparison of the PZ pre- and post-transaction. We expect PZ’s firm value will increase six or seven times to approximately $18 billion to $20 billion from its current $3 billion level. Moving to the top right, what we see here is a result of the increased scale of business on the profitability. This shows we expect $2 billion of segment profit plus DD&A, half midstream, half gas pipes, up about seven times from PZ’s current level. Significant pipeline and fee-based midstream businesses.
Shift to the center of the page, where we talk a little bit about the indicative yield. PZ is currently classified with the gathering and processing peer group. And as you can see, the mean yield is about 8.2%, and PZ is currently at the mean. If we shift to the right side of the page, you see PZ steps into the diversified peer group that has a mean yield of 7.1%. And PZ will rank third in terms of size behind Kinder Morgan and Enterprise. It will have what we believe will be an industry-leading coverage ratio and very exciting growth prospects.
Finally, shifting our focus to the bottom, on the left is the distribution per LP unit, initially expected to be up 3.5%, and bottom right, cash distribution coverage ratio.
Turning to slide 14, PZ will become a top three diversified MLP. Please focus on the business mix in the top right-hand corner. As you can see, pro forma, PZ’s business mix compares favorably to the peer group. And we believe that our premier FERC-regulated interstate gas pipelines certainly benefit the entity.
Bottom of the page, you can see where pro forma PZ will rank among the diversified peer group in terms of segment profit plus DD&A. You see where current PZ fits in in terms of gathering and processing peers. You see MZ among the regulated pipes, and then you see the pro forma PZ.
Slide 15, please. Certainly, in our view, MB and PZ, Williams and PZ interests are aligned, and our growth outlook is enhanced. And let me step through this. The transaction results in two well-capitalized entities that are better positioned to pursue value-adding growth strategies. Clearly, growth at PZ will lead to more value at Williams.
Once the transactions are complete, PZ will be a more robust partnership that will be self-funding. PZ will have its own retained cash flows, and given its expected investment-grade credit rating, it will enjoy enhanced access to debt and MLP equity markets.
As you can see on this slide, as I go down the slide, the ability of PZ to fund the capital projects for its midstream and gas pipeline projects translates into Williams’ ability to focus free cash flow on growth and diversification of our E&P portfolio. On the PZ side, increased EBITDA and distributable cash flow translates into higher earnings per share for Williams.
As PZ increases its unit distributions, Williams receives more cash. Initially, PZ plans a 3.5% increase. And through Williams’ significant ownership position in PZ, Williams will enjoy the value benefit of growth in PZ’s unit price.

Slide 16, please, an overview of pro forma WMB, of Williams. You see the key assets, of course. We will hold the PZ, LP and GP interests totaling 80%, generating about $755 million in distributions. We will have our premier E&P business with about 1.2 BCF a day of production. Our premier portfolio in the E&P space anchored by our Piceance Basin position, which is low-cost, low-risk, high-return, very repeatable, thousands of drilling locations yet to be exploited. And thirdly, we have our Canadian midstream olefins and 25.5% of Gulfstream.
On the right side, you see the pie chart, which shows the business mix of Williams, 2010 estimated, and you see about 55% associated with PZ, 41% E&P, and 4% other. Our growth strategy is shown there, lower right-hand corner. Again, as I said earlier, we continue to be opportunity-rich, with organic opportunities to grow.
And so we will be all about growing PZ earnings, cash flows and distributions. We will want to grow the Williams E&P business and maintain our industry-leading F&D cost structure, optimize resource play development, develop our Canadian midstream business, continue to focus on both growth and external strategic opportunities and capitalize on the significant cash flow from our MLP.
Slide 17, please, Williams’ investment highlights. Again, a leading integrated natural gas company, with PZ being a top three diversified MLP, with many growth opportunities in our premier E&P and Canadian midstream assets; stable, significant LP and GP cash flows from PZ; an attractive E&P portfolio with positive long-term fundamentals. Again, we are a low-cost producer, a leading producer in the Piceance, which we think is as good as any of the shale plays.
And I think it’s also worth pointing out that we are a proven optimizer of resource plays, and I’m speaking about this from an integrated standpoint. I believe partially because of our integrated model, we’re better able to satisfy customers in many respects, better able to offer them superior solutions.
Slide 18. The new structure facilitates the WMB, the Williams valuation. I think this slide helps us walk through the simplified valuation. PZ, LP and GP interests can be now valued largely by looking at the public valuation of the units and placing a somewhat higher valuation on the GP distributions in light of the IDR rights and control. So you can look to peer public GPs for GP multiples.
Secondly, E&P can be compared to peer companies on the basis of EBITDA and reserves. And I believe our low-cost, high-return, repeatable business will yield an attractive valuation. Canada, olefins and our 25.5% interest in Gulfstream is relatively small. They too can be compared to others on the basis of EBITDA and the result reduced by pro-rata Gulfstream debt.
Finally, subtract corporate-level net debt and add the market value of our 69% interest in APCO. And I think you will agree with us that Williams has significant upside to its current valuation, and our new structure will allow Williams to realize that greater value.
So I will summarize with this final slide. And again, this is a transformational transaction for us, creates one of the largest diversified MLPs with best-in-class assets, significantly enhances our access to capital, improves our competitiveness of gas pipes and midstream business, accretive to WPZ distributions and DCF, simplifies the Williams corporate structure without altering our operational structure.
Going into 2010, prior to this transaction, I think we had a very attractive future. Our guidance reflected earnings that were projected to double over the next two years. We had identified $5 billion in organic growth projects. We knew how we were going to grow. I think this transformational transaction simply improves our already winning hand.
Before we go to questions, let me — we’ve already received some. Let me cover some of those that we heard about early on. There were questions — when will we hear from the ratings agencies? We’ve already heard from Fitch, and we would expect the others to publish sometime today.
There were questions about, well, what does this deal mean? Is this a first of many steps that you’re going to take? I don’t think you should think about this deal as anything more than what we have announced today. It’s creating scale, scope, size, clarity, and gives us access to growth capital. It’s not a precursor to some other deal or some other transaction.
We’ve also had questions about Williams’ ownership of PZ units — are we in any kind of lockup? We’re not, but we are a long-term holder of PZ, and we’re not a seller.
So with that, we will turn to the questions.

QUESTION AND ANSWER

Operator
(Operator Instructions). Carl Kirst, BMO Capital Markets.

Carl Kirst — BMO Capital Markets — Analyst
Congratulations. Steve, with respect to timing, we understand this is sort of a first-quarter event. But as we move to that close, is there anything that we should be on the lookout for that could potentially derail this? Is there any approvals that we should know of or the like?

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
I don’t believe so, Carl. We’ve thought this through and believe that the first-quarter closing is very achievable.

Carl Kirst — BMO Capital Markets — Analyst
Okay. And then just a follow-on question and I’ll jump back in queue. As we have a more appropriate capital structure, perhaps, for each surviving unit, is this going to change or do you see this changing the way those units are operated? And what I mean by this is, for instance, midstream, do you expect a greater push going towards converting frac spread to fee-based margins?
And then on the E&P side, now that we have a better-capitalized E&P entity, is this something that, all else being equal in the current gas price environment, we should actually be expecting a more aggressive E&P program, i.e. higher CapEx?

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
Carl, I don’t think that you should see significant changes with respect to our strategy. In the E&P space, we’re going to still stay focused on our core competencies. We still believe that the Piceance is giving us the greatest bang for the buck, so to speak, in terms of our investment opportunities. You’ve seen us go forward with some strategic bolt-on acquisitions. We continue to like Piceance, and we will continue to tell the story as to why we think that’s as good as any of the shale plays out there. We do, however, like the diversifying aspects of the Marcellus and will be looking at other basins as well.
I think that perhaps there will be incremental dollars to invest in the E&P space, but I don’t see our strategy changing much. In the midstream area, yes, we may be looking to take some of the risk off the table. We may be looking to do a little more hedging where it makes sense to do so. If it makes sense as well, we may look to convert some of our business to fee-based, but we don’t want to give anything up in that negotiation.
So I think, Carl, that kind of gives you an idea of what we’re thinking about going forward. Don, do you have anything to add?

Don Chappel — Williams Companies, Inc. — SVP and CFO
I think as Steve mentioned, we will certainly lean toward the fee business somewhat, but not to the exclusion of high-return commodity-based margins. And I think with respect to changing existing contracts, that is more of a slow evolution versus a revolution. But I think in time, we will see somewhat higher fee-based business relatively, but no quick changes there, and then also some additional hedging.

Carl Kirst — BMO Capital Markets — Analyst
Fair enough. And, Don, I’m sorry, given the amount of units taken back, I assume there’s no tax impact here?

Don Chappel — Williams Companies, Inc. — SVP and CFO
Yes, no significant tax impact whatsoever.

Operator
Steve Maresca, Morgan Stanley.

Steve Maresca — Morgan Stanley — Analyst
Congratulations. I had two quick questions. I realize you probably have a long queue, so I will jump back in line. But in terms of the flexibility you’re creating at WMB with the $3.5 billion of cash that you’re getting and paying down debt, can you discuss at all what you’re seeing or desires in the acquisition market and what you could potentially do with that or what you would potentially look to do with that type of money?

Don Chappel — Williams Companies, Inc. — SVP and CFO
Steve, this is Don Chappel. The $3.5 billion, the net proceeds will go to fund the tender offer for $3 billion of face value of Williams debt. So from a cash standpoint, it is really a transaction that is largely cash neutral. Both Williams and WPZ expect investment-grade credit ratings. And there is really no transaction in sight that we have our eyes on. This is really principally to fund sharply higher or significantly greater organic growth in the pipeline and the midstream business based on the opportunity set that we see. And perhaps there will be some acquisition opportunities that come along as well.

Steve Maresca — Morgan Stanley — Analyst
Okay. On the PZ side, what is it that you’re comfortable with on a go-forward basis in terms of a coverage ratio or sustainable growth rate?

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
Well, you see that we have, using the midpoint of our guidance, we have a 1.3 coverage ratio in 2010 and 1.4 in 2011. We’ve run I think as low as 1.2. I don’t know if we have something in mind as to what we want to hold it to.

Don Chappel — Williams Companies, Inc. — SVP and CFO
Steve, I wouldn’t add anything to our guidance other than to say we would expect to be in line with industry peers in terms of growth rate.

Steve Maresca — Morgan Stanley — Analyst
Okay. And final question is a quick follow-up to Carl’s first one. You don’t need a vote at WPZ to get this done or a vote at WMB to get this done?

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
We don’t need a vote at Williams. At PZ, we’ve already gotten the conflicts committee and the Board to approve the transaction.

Don Chappel — Williams Companies, Inc. — SVP and CFO
Just a little color on the process there. WPZ has a conflicts committee that is comprised of three independent directors. They retain both financial and legal counsel and evaluated the transaction and recommended the transaction to the WPZ Board, and the Board approved it.

Operator
Gabe Moreen, Merrill Lynch.

Gabe Moreen — BofA Merrill Lynch — Analyst
Two questions on the PZ side. First is on midstream. I guess putting all the assets in an MLP structure now, does that change I guess at all your capital allocation plans going forward for PZ that I’m thinking more is let’s say targeting onshore projects, let’s say, versus deepwater projects, which have obviously a higher risk profile to them?

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
Gabe, we like the diversification. I think what we will continue to be all about in the midstream space is being true to our strategy, which as you know has been we don’t want to have assets scattered all over. We want to be in growth basins, where we have some degree of competitive advantage. And we like the scale and scope that we have in the Rockies, in the San Juan and the deepwater.
So, no, I don’t think that you will see us shy away from some of the deepwater projects. Alan Armstrong and his team have done a great job in moving some of that risk and mitigating some of that risk. And so, we will be looking at onshore and offshore projects in the future.

Gabe Moreen — BofA Merrill Lynch — Analyst
Great. And then a nitpicky question on the pipeline side. The growth capital that you’ve got allocated to the pipelines going forward, is all of that going to be recovered from third-party contracts as soon as those expansions go into service, or in order to earn a return on some of that capital, will you need to file for rate cases?

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
No, there are no changes in how we are recovering those funds. It’s still — we don’t build any prospective assets in the pipeline space. You know that we’re all about getting long-term contracts from our customers. And so all of our projects are backed by those long-term relationships. We aren’t going to have to file any rate cases near term.

Operator
Joe Allman, JPMorgan.

Joe Allman — JPMorgan — Analyst
Just on the E&P business, is it your plan to grow the E&P business more than you would have without the restructuring?

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
I think that you will continue to see us be very prudent and disciplined about what we’re doing in the E&P space. And we’re going to continue to want to grow the Piceance and all of our basins, and we’re excited about the Marcellus opportunity. But, again, I don’t think that you’re going to see any dramatic change in the amount and how we invest in the E&P space.

Joe Allman — JPMorgan — Analyst
But you would expect to have more cash coming into WMB than previously; is that correct?

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
Yes.

Don Chappel — Williams Companies, Inc. — SVP and CFO
This is Don. Again, the cash flows are the cash flows. We didn’t change the cash flows; they’re just structured somewhat differently. But given that the pipeline business and midstream business will have access to the capital market to fund their projects, some of the pressure that may have otherwise been felt that would have caused us to have to squeeze E&P to a greater extent won’t be there anymore.
But the cash that comes up to Williams will, first, it will fund the interest on the corporate-level debt, which is substantially reduced, but still at $2.3 billion, and second, the corporate dividends and then some other costs. The net remaining cash would be available to deploy in E&P or in any other fashion that we think is prudent and create value.

Joe Allman — JPMorgan — Analyst
Okay. That’s good. And then in terms of debt, how much of the WPZ debt will be recourse to WMB?

Don Chappel — Williams Companies, Inc. — SVP and CFO
None of the WPZ debt is recourse to WMB.

Joe Allman — JPMorgan — Analyst
Okay, that’s helpful. And then just in terms — last year, you decided to not do a restructuring, and this year you decided to do it. What is the big difference between last year and this year? Of course, the market’s quite a bit different.

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
We continue to evaluate all of the so-called structural opportunities available to us. We had seen how well some of the large, integrated, diversified MLPs had performed, and we certainly wanted to grow our MLP and thought that this transaction best allows us to do that today. We thought this transaction really fits us today in terms of what we want to do.

Operator
[Greg Hsu, Tui Brothers].

Greg Hsu — Tui Brothers — Analyst
Congratulations, Steve and Don. This is very great move for transparency and reflecting value.
Two questions. First, I want to make sure that the historical WPZ IDR split levels remain intact after the transaction.
And secondly, Joe, Carl and Steve seem to be trying to get at what the E&P CapEx policy is going to be moving forward. It sounded like Don said that there would be a little less pressure to the degree that you see opportunities out there. But, Steve, you said there shouldn’t be any major changes. Can you all just comment more globally about the WMB C-corp parent free cash flow allocation policies in terms of returning cash to shareholders, dividend policy relative to CapEx? Just give us a more global outlook on that.

Don Chappel — Williams Companies, Inc. — SVP and CFO
Just first, the first question on IDRs, our IDRs are maintained at their existing level, at the 50% level. With respect to use of cash in the future, again, we are opportunity-rich in all three businesses. We do believe the pipelines and midstream will have great access, reliable access through the MLP equity market, as well as the debt capital markets.
The E&P business would have I think first call on corporate cash, and we see many opportunities there to invest that capital at very attractive returns in light of our low costs and vast inventories to go on from there. Again, we do have some options with respect to that, but I think that would be the principal focus.
And again, as Steve mentioned, we will be disciplined. We will be transparent about it. And we will — we’re committed to maintaining investment-grade ratings at both Williams and WPZ. So that will also guide our decisions.

Greg Hsu — Tui Brothers — Analyst
Don, is it fair to say that after the transaction, your WMB balance sheet has spare powder, so to speak, without impairing the balance sheet credit rating?

Don Chappel — Williams Companies, Inc. — SVP and CFO
I don’t think we look at the balance sheet and think that we have any significant dry powder. We do have a significant cash balance. Our cash balance, as you’ve seen, has been quite high. And cash that we have on hand does give us some dry powder. But in terms of debt, we have no plans to raise any additional debt.

Operator
Faisel Khan, Citi.

Faisel Khan — Citi — Analyst
What will be the pro forma sustaining CapEx of WPZ?

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
Could you state your question one more time?

Faisel Khan — Citi — Analyst
Yes, sure. What will be the pro forma sustaining CapEx of WPZ? I assume all growth CapEx will be funded with MLP capital, MLP equity or debt.

Don Chappel — Williams Companies, Inc. — SVP and CFO
It’s in our press release, and it’s about $310 million in 2010 and $320 million in 2011 at the midpoint.

Faisel Khan — Citi — Analyst
Okay. And with this transaction, are you going to change at all the way you guys report on a quarterly basis, or will everything kind of remain the same?

Don Chappel — Williams Companies, Inc. — SVP and CFO
We’re considering how we go about that. So we will announce any changes in our plans in that regard following this announcement.

Faisel Khan — Citi — Analyst
Okay. Don, I think you had mentioned that basically what you were doing here is kind of restructuring the cash flows and nothing really had changed. But I guess looking at your presentation, you will have $600 million in LP distributions and almost $200 million in GP distributions. So is it fair to say that the cash flow metrics at the C-corp have dramatically changed after this transaction?

Don Chappel — Williams Companies, Inc. — SVP and CFO
No, I think you’ll find that the cash flow metrics are somewhat enhanced, but just slightly. So I think both earnings and cash flow on an aggregate, consolidated basis is unchanged. How the cash flows changes significantly, and I think our access to capital through the MLP market is changed greatly.

Faisel Khan — Citi — Analyst
Okay. And then just looking at the aggregate size of this transaction and then looking at the LP distribution growth, I think you said you’re growing distribution pro forma for this transaction by about 3.5%. Is that correct?

Don Chappel — Williams Companies, Inc. — SVP and CFO
That’s correct.

Faisel Khan — Citi — Analyst
And I guess for the size of this transaction, that seems — and the value that you transfer these assets into the partnership, it seems a fairly low growth rate initially. Is there a reason or a rationale that you’re keeping your coverage ratio fairly high and that growth rate low initially?

Don Chappel — Williams Companies, Inc. — SVP and CFO
I think, yes, clearly this was — I’ll call it highly engineered to deliver a result that was very attractive to WPZ and Williams. And the coverage ratio that we sought was one that we thought would provide us with a couple of things — one, an ability to perform well in difficult markets. And since we just came off a very difficult year, that is certainly top of mind to us.
We had the opportunity here to really engineer what we believe is an industry-leading coverage ratio. Also, that coverage ratio will provide the cash to build the assets. So we’ll have a lot of capital to complete these organic projects, and that takes some pressure off capital-raising, and it also gives us the ability to tighten that up in time as we see fit.
But we thought that starting with a 1.3 times coverage, given the commodity prices and assumption that we have in our model and the range of potential outcomes, puts us in a very strong position relative to others, and it puts us in a very strong position to grow organically. And at the same time, Williams has a transaction that is also very attractive. So those were the considerations or the primary considerations.

Faisel Khan — Citi — Analyst
Okay. So going forward for 2010 and 2011, all the growth projects that you guys have talked about in the past in midstream, those will all be funded with internal capital, not outside capital?

Don Chappel — Williams Companies, Inc. — SVP and CFO
I think for the most part. I can’t tell you that we won’t add some projects and choose to do something. But clearly, they will be funded, or largely funded, with the WPZ cash flows.

Operator
[Ian Siegel], Credit Suisse.

Ian Siegel — Credit Suisse — Analyst
Just a couple of quick ones for you. Number one, can you just remind me when you would be able to drop down the rest of Gulfstream? I understand that it’s owned in a partnership. So any thoughts on when that might become available?

Don Chappel — Williams Companies, Inc. — SVP and CFO
It has to be year at least following this transaction.

Ian Siegel — Credit Suisse — Analyst
Okay. And then the second is, just going back to the tax question, do you need to maintain a certain amount of ownership percentagewise before — in order not to trigger a taxable event down the road?

Don Chappel — Williams Companies, Inc. — SVP and CFO
If we sell any units, those transactions are taxable. So that obviously creates a powerful incentive for us to hold the investment in WPZ long term.

Ian Siegel — Credit Suisse — Analyst
You can’t sell any units?

Don Chappel — Williams Companies, Inc. — SVP and CFO
No, that cash consideration would generate a taxable gain.

Ian Siegel — Credit Suisse — Analyst
Well, thanks, guys. Good luck. Great transaction.

Operator
Ross Payne, Wells Fargo.

Ross Payne — Wells Fargo — Analyst
Most of my questions have been asked, but can you just comment on your general thoughts on the cost of capital —

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
We can’t hear you.

Ross Payne — Wells Fargo — Analyst
Okay. Can you talk about your expected cost of capital with WPZ going forward?

Don Chappel — Williams Companies, Inc. — SVP and CFO
It was difficult to hear the question. I think we’re guiding you to look at the diversified peer set that we indicated in our presentation, and will clearly be — the market will decide. We think that the very low-risk assets, that we have large-scale interstate gas pipelines, as well as our strong coverage ratio and the strong organic growth prospects should yield a very attractive cost of capital.

Operator
Sharon Lui, Wells Fargo.

Sharon Lui — Wells Fargo — Analyst
Just a quick question on the midstream business. Do you have, I guess, the breakout of what is actually fee versus commodity risk? Is it still about 65% now?

Don Chappel — Williams Companies, Inc. — SVP and CFO
Sharon, we don’t have those materials here today, but I’d refer everyone to our website. Our third-quarter call had some pretty good information on midstream margins and fee business, as well as from our analyst day presentation. And we’ll look to cover some of that on our February 18 call.

Sharon Lui — Wells Fargo — Analyst
Okay. Does the 2010 numbers have any benefit from hedges?

Don Chappel — Williams Companies, Inc. — SVP and CFO
They do not.

Sharon Lui — Wells Fargo — Analyst
Okay. And I guess the last question is just any thoughts on the rate for the private placement?

Don Chappel — Williams Companies, Inc. — SVP and CFO
I think we’d prefer not to speculate on that. I think you can take a look at market indicators and get a good sense of where you think we will be.

Operator
Andrew Gundlach, ASB.

Andrew Gundlach — Arnhold and S. Bleichroeder Advisers — Analyst
Congratulations on an interesting transaction. I have two questions. The first is, if I understood you correctly, you will be self-funding at the WPZ level, including dividends, maintenance CapEx and growth CapEx. Is that correct?

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
I would say largely so, Andrew.

Andrew Gundlach — Arnhold and S. Bleichroeder Advisers — Analyst
Okay. That would put you, obviously, when you took it — when you look at the diversified peers, which you alluded to, that puts you, if you assume a 1.2 to 1.3 or 1.4 coverage ratio, that is a much more conservative structure than the others use. I assume that you are aware of that.

Don Chappel — Williams Companies, Inc. — SVP and CFO
Clearly, this is our launch, and we wanted to launch with a very strong capital structure and a very strong growth outlook. And that is where we’re at.

Andrew Gundlach — Arnhold and S. Bleichroeder Advisers — Analyst
I understand that. That’s very favorable. The second question is, you alluded to this on your opening comments, Steve, that this is not in contemplation of another transaction. I assume that you were thinking about addressing questions related to WMB. But what here prevents you from taking the general partner public at a later date, should you so choose? Because these other diversified entities all have kind of multiple public entities, and I’m just curious if you can share your thinking on that, although it’s probably very early.

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
First of all, my answer to the question, is this the start of several transactions or what do you mean by this, we had just gotten some earlier questions around that topic, and I just wanted people to focus on this transaction and what it does for Williams and WPZ. And we’re not doing this in anticipation of any other deals down the road.

Don Chappel — Williams Companies, Inc. — SVP and CFO
And we have no plans to take the GP public. If you like the GP, I suggest you buy Williams.

Operator
Douglas Clifford, Omega Advisors.

Douglas Clifford — Omega Advisors — Analyst
Congratulations on an imaginative transaction. As a shareholder, it seems to us that the greatest strategic advantage here is the opportunity to grow the E&P more aggressively. It seems that’s been on the minds of some others on the call. Could you just talk a bit about your thinking on your E&P growth? Are you inclined to grow in the Rockies or to pursue the Marcellus more or other basins where you might want to a second or a third leg to the E&P business?

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
I’ll offer a couple comments. First, you know that when the price environment was attractive, we were growing our production at a 20%-plus rate. We were among the fastest-growing independent producers in the country. And we were able to do that, for the most part, because of our wonderful strategic position in the Piceance.
We’ve obviously pulled back a little here, but again, assuming an attractive price environment, you will see Williams wanting to create those very high growth rates that we had a few years ago. Again, Piceance we think all-in, when you look at cost, risk, return, repeatability, the number of drilling locations we’ve already identified that gives us a 10- or 12- or 15-year kind of inventory of drilling locations; when you look at the infrastructure that we have out there; when you consider the leverage that we have with vendors, I think the Piceance, again, is as good as any of the shale plays out there.
And so that will continue to be a major part of our focus. We’re all about unconventional gas, tight sands gas, coal seam shale gas. And so we will stay consistent with that. You’ve seen us step into the Marcellus. We wouldn’t have had gotten an initial footprint there if we didn’t expect it to grow in the future. And I mean that both from a midstream and E&P standpoint.
There are other shale plays out there that we’re looking at. We have exploration people out looking at all of these opportunities. But what I can assure you, that we will continue to do this in a prudent manner. We’re not going to do things that are not consistent with our core competencies. We like the Rockies even better today by virtue of the takeaway capacity that is now available or will be soon available.
So that is a quick overview of what I see. We look at a lot of opportunities. We’ve told you that we’re in data rooms all the time. We learn things by being in data rooms. We will continue to do that. And we will look at acquisition opportunities in the future.

Operator
Darren Horowitz.

Darren Horowitz — Raymond James — Analyst
My questions have been asked. Thanks.

Steve Malcolm — Williams Companies, Inc. — Chairman, President and CEO
Okay, I think that our time is up. We really appreciate your interest and your attention. We are really excited about this transaction. We think it’s transformational for the Company. We like our future, and we look forward to talking with you in February.
I’m going to turn it over.

Travis Campbell — Williams Companies, Inc. — Head of IR
Just one last thought. This is Travis. There still were a number of questioners on the queue. We will have — somebody in the IR shop will try to get back with you in the next 30, 40 minutes, because I know you’ve got some questions, but we do need to cut this call off. So thank you very much.

Operator
And that does conclude today’s presentation. Thank you all for your participation, and have a great day.

Editor

Important Information Added by the Company
This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Williams Partners L.P. (“WPZ”) or Williams Pipeline Partners L.P. (“WMZ”). WPZ intends to file a registration statement and tender offer documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed exchange offer for the outstanding common units of WMZ. WMZ unit holders should read those filings, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they will contain important information. Those documents, when filed, may be obtained without charge at the SEC’s website at www.sec.gov. Such documents may also be obtained without charge from WPZ by directing such request to — Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention — Investor Relations

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